                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No ___ )*


                         International Dispensing Corporation
                          ----------------------------------
                                   (Name of Issuer)


                            Common Stock, $0.001 Par Value
                          ----------------------------------
                            (Title of Class of Securities)

                                     459407 10 2
                          ----------------------------------
                                    (CUSIP Number)


                                  December 23, 1996
                          ----------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following page(s))


                                  Page 1 of 5 Pages

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CUSIP No. 459407 10 2                 13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

         Joseph Daniel Card
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
         00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER             0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER             995,705
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER             0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER             995,705
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      995,705
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      12.6
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                                      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item  1. SECURITY AND ISSUER

    (a)  NAME OF ISSUER

         International Dispensing Corporation, a Delaware corporation Common Stock, $0.001 Par Value

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         342 Madison Avenue, Suite 1034, New York, N.Y. 10173

Item 2.  IDENTITY AND BACKGROUND

    (a)  NAME.  This statement is being filed by Joseph Daniel Card.

    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The principal address of Mr. Card is 644 Brookside Lane, Mendota Heights, MN 55118.

    (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT.   Mr. Card is a
         construction contractor.

    (d)  CRIMINAL PROCEEDINGS. -  None.

    (e)  LITIGATION.  - None.

    (f)  CITIZENSHIP. Mr. Card is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    See Item 4.

Item 4.  PURPOSE OF TRANSACTION

    On December 23, 1996, Stratton Oakmont, Inc. transferred 995,705 shares of International Dispensing Corporation ("International Dispensing") Common Stock and securities of other issuers to Mr. Card as security for the payment of a judgment in Mr. Card's favor against Stratton Oakmont. On December 23, 1996, the total indebtedness of Stratton Oakmont to Mr. Card was approximately $600,000.

    Mr. Card holds the Common Stock only as security for payment of the judgment against Stratton Oakmont. In connection with the transfer of the securities to Mr. Card by Stratton Oakmont, Mr. Card agreed with Stratton Oakmont that none of the securities transferred to Mr. Card would be disposed of before January 15, 1997. Thereafter, if any of Mr. Card's judgment against Stratton Oakmont remains unsatisfied, Mr. Card may liquidate no more than $20,000 per day in securities, including shares of International Dispensing Common Stock or any of the other securities transferred to Mr. Card, until the full amount of the judgment against Stratton Oakmont is satisfied. Such liquidation must be done in cooperation with Stratton Oakmont. Any securities, including shares of International


                                  Page 3 of 5 Pages

Dispensing Common Stock, remaining after the judgment has been fully satisfied are to be returned to Stratton Oakmont.

    Except as set forth above, Mr. Card has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    As of December 23, 1996, the ownership of Mr. Card was as  follows:

    (a)    Amount Beneficially Owned - 995,705

    (b) Of the shares owned by Mr. Card, Mr. Card has the power to vote as follows:

    (i)    Sole power to vote or direct the vote - 0
    (ii)   Shared power to vote or direct the vote - 995,705
    (iii)  Sole power to dispose or direct the disposition of - 0
    (iv)   Shared power to dispose or direct the disposition of  - 995,705

    (c)     Not applicable.

    (d)    Not applicable.

    (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Card's beneficial ownership of Common Stock is based on the shares transferred to Mr. Card in connection with the security agreement with Stratton Oakmont, Inc. described in Item 4.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                  Page 4 of 5 Pages

                                      SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 2, 1997         /s/ Joseph Daniel Card
                        ----------------------
                        Joseph Daniel Card


                                  Page 5 of 5 Pages